EXHIBIT A

JOHNSON MUTUAL FUNDS TRUST

BT182

Amendment #8 to Report of Operation of Business Trust

The undersigned, being the President of the Johnson Mutual Funds Trust (the "Trust"), hereby certifies that the following resolution was duly adopted by the Board of Trustees of the Trust at a meeting held the August 27, 2008:

RESOLVED that the first paragraph of Section 4.2 of the Agreement and Declaration of Trust shall be as follows:

"Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate the following Series of Shares: Johnson Growth Fund, Johnson Fixed Income Fund, Johnson Realty Fund, Johnson Disciplined Mid-Cap Fund, Johnson Municipal Income Fund, JIC Institutional Bond Fund I, JIC Institutional Bond Fund II, JIC Institutional Bond Fund III, Johnson Equity Income Fund, Johnson Dynamic Growth Fund, Johnson Disciplined Large-Cap Fund, Johnson Disciplined Small-Cap Fund, Johnson Enhanced Return Fund and Johnson International Fund. The Shares of these Series and any Shares of any further Series of Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series of Class at the time of establishing and designating the same) have the following relative rights and preferences:

The above paragraph shall supersede and take the place of the existing first paragraph for Section 4.2 of the Agreement and Declaration of Trust. This document shall have the status of an Amendment to said Agreement and Declaration of Trust.

Date: August 27, 2008	/s/ Timothy E. Johnson
Timothy E. Johnson, President